TEMPLETON INCOME TRUST

500 East Broward Boulevard

Fort Lauderdale, FL 33394-3091

Facsimile 954.847.2288

Telephone 954.527.7500

October 29, 2010

Filed Via EDGAR (CIK #0000795402)

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Templeton Income Trust ("Registrant")

File Nos. 33-6510 & 811-04706

Ladies/Gentlemen:

On behalf of the above-referenced Registrant, submitted herewith under the EDGAR system, please find Post-Effective Amendment No. 35 to the Registrant's Registration Statement on Form N-1A (the "Amendment"), which is being filed under the Securities Act of 1933, as amended (1933 Act), and the Investment Company Act of 1940, as amended.

The filing has been made in order to bring the financial statements and other information up to date as required by the federal securities laws and to comply with the amendments to Form N-1A requiring a summary section at the front of the statutory prospectus. Additionally, the Statement of Additional Information reflects a combined document which includes each series of the Registrant.

Pursuant to Rule 485(a) under the 1933 Act, the Amendment will become effective on January 1, 2011.

Please direct any comments or questions regarding this filing to Kristen Ives, Esq., at (215) 564-8037.

Sincerely yours,

Templeton Income Trust

/s/ROBERT C. ROSSELOT

Robert C. Rosselot

Vice President and Secretary

RCR/dac